

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2010

David Liu
Chief Executive Officer and President
The Knot, Inc.
462 Broadway 6th Floor
New York, New York 10013

  Re: The Knot, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 12, 2010
    Definitive Proxy Statement on Schedule 14A
    Filed March 30, 2010
    Form 10-Q for Fiscal Quarter Ended March 31, 2010
    Filed May 10, 2010
    Form 10-Q for Fiscal Quarter Ended June 30, 2010
    Filed August 9, 2010
    File No. 000-28271

Dear Mr. Liu:

  We have reviewed your letter dated October 15, 2010 in response to our comment letter dated September 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please confirm that, in future filings, you will revise your disclosure to reflect the information you provided in your responses to prior comments three through six.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

2. We note your response to comment one in our letter dated September 20, 2010. Please
    provide us the disclosure you intend to provide in future filings. We also have the
    following comments:

    - We note your disclosure on page 8 that Macy's accounted for approximately 8.6%
      of your 2009 revenues and was a key customer. Beyond the impact of the new
      registry agreement with Macy's, please discuss management's current
      expectations regarding *overall* revenue growth. For example, please discuss how
      the trends in the current market and your competitive landscape which you
      discuss on pages 8 and 9 will impact your *overall* revenue growth.

    - Also, please provide the disclosure you intend to provide regarding:

      - Additional information about the quality and variability of your earnings and
        cash flows so that investors can ascertain the likelihood of the extent past
        performance is indicative of future performance;
      - Whether you expect your financial position to remain at its current level or to
        increase or decrease; and
      - Those challenges and risks, in both the short and long term, and the actions
        you are taking to address them.

Definitive Proxy Statement on Schedule 14A Filed on March 30, 2010

Certain Relationships and Related Transactions, page 24

3. We note your response to comment seven in our letter dated September 20, 2010. We
    further note your statement in the audit committee charter that "[t]he Committee, in
    carrying out its responsibilities, believes its policies and procedures should remain
    flexible in order to best react to changing conditions and circumstances" and that "[t]he
    Committee shall review periodically…a summary of the Company's [related party]
    transactions." Please enhance your disclosure of the standards applied by your audit
    committee when reviewing related party transactions to reflect these provisions of your
    audit committee charter. Please see Item 404(b)(1)(ii) of Regulation S-K.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeremy Lechtzin, SVP & General Counsel